UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-00566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

REQUIRED INFORMATION

The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Description	Page No.

Financial Statements:

As of December 31, 2013 and 2012 and the year ended December 31, 2013

Report of Independent Registered Public Accounting Firm	Page 2

Statements of Net Assets Available for Benefits	Page 3

Statement of Changes in Net Assets Available for Benefits	Page 4

Notes to Financial Statements	Page 5

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	Page 19

The following exhibits are being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Greif 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Greif 401(k) Retirement Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Greif 401(k) Retirement Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of net assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 26, 2014

Greif 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Investments, at fair value:
Non-interest-bearing cash	$—	$127,586,136
Money market fund	392,644	352,025
Mutual funds	183,038,625	18,906,847
Common collective funds	40,333,812	42,906,841
Common stocks	9,476,749	9,777,362

Total investments	233,241,830	199,529,211
Notes receivable from participants	6,994,398	5,779,622
Participant contributions receivable	402,175	253,997
Employer contributions receivable	221,690	149,131
Accrued income and unsettled trades, net	191,795	—

Net assets available for benefits, at fair value	241,051,888	205,711,961
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(320,110)	(1,209,231)

Net assets available for benefits	$240,731,778	$204,502,730

See accompanying notes.

Greif 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions:
Employee contributions	$11,390,890
Employer contributions	8,937,642
Rollover contributions	707,862
Interest income on participant notes receivable	282,539
Investment income:
Net appreciation in fair value of investments (Note 3)	28,393,305
Interest and dividend income	4,963,479

Total additions	54,675,717
Deductions:
Benefits paid to participants	(18,172,742)
Administrative fees	(273,927)

Total deductions	(18,446,669)
Net increase in net assets	36,229,048

Net assets available for benefits, beginning of year	204,502,730

Net assets available for benefits, end of year	$240,731,778

See accompanying notes.

Greif 401(k) Retirement Plan

Notes to Financial Statements

Year Ended December 31, 2013

1. Description of the Plan

The following description of the Greif 401(k) Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document and summary plan description for more complete information.

General

The Plan is a defined contribution plan covering all employees at adopting locations of Greif Packaging LLC, a wholly-owned subsidiary of Greif, Inc. (the Sponsor), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and upon attaining the age of 18. The Plan is the successor, by merger, of the CorrChoice, Inc. and Subsidiaries Profit Sharing Plan, effective December 31, 2007, the Delta Petroleum 401(k) Profit Sharing Plan, effective June 3, 2008, the Trilla Steel Drum Corporation Retirement Savings, effective August 1, 2008, the Allegheny Industrial Associates, Inc. 401(k) Plan, effective May 5, 2009, the Southline Metal Products Company 401(k) Savings Plan, effective August 3, 2009, the Drumco 401(k) Plan, effective February 1, 2011, the Storsack 401(k) Plan effective February 1, 2011, the Cincinnati Drum Services, Inc. 401(k) Plan, effective February 3, 2011, the Sunjut 401(k) Plan, effective February 15, 2011. Previously eligible participants were immediately eligible for the Greif 401(k) Retirement Plan.

Effective January 1, 2013, the Company changed Trustees from MassMutual and State Street Bank to Wells Fargo. On December 31, 2012, MassMutual sold a portion of Plan assets for cash to be transferred to Wells Fargo on January 2, 2013. On January 2, 2013, the cash was received by Wells Fargo and invested in participant accounts as determined by the plan transfer document.

Greif Packaging LLC is both the Plan Sponsor and Administrator and is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. Wells Fargo (the Trustee) maintains the Plan assets.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Contributions

Participants may contribute up to 100% of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code, into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year. As soon as eligibility criteria are satisfied, participants are automatically enrolled with payroll deductions of 3%. Until participants make an investment selection, all of their contributions are invested in a Destination Retirement Series investment option that corresponds to the participant’s projected retirement date, which is based on the participant’s current age and a retirement age of 65. Once the participant elects, participant contributions are allocated as the participant directs.

Employer Contributions

At its discretion, the Sponsor may make matching and/or profit sharing contributions as set forth in the Plan document. Additionally, the Sponsor contributes 3% of compensation earned for all participants not eligible to participate in the Greif Pension Plan. At its discretion, the Sponsor may make additional matching and/or profit sharing contributions as set forth in the Plan document and are allocated to participants based on their compensation. Certain employer matching contributions are paid pursuant to collective bargaining agreements. The Company’s contributions are allocated to investments in the same manner as that of the participant’s elective contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Through January 1, 2004, a participant’s vested interest was defined by the predecessor plan provisions covering the participant on December 31, 2003. After January 1, 2004, employer contributions and actual earnings thereon vest ratably over a five-year period unless otherwise provided by collective bargaining agreements.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce the administrative expenses of the Plan or future Company contributions. Unallocated forfeitures balances as of December 31, 2013 and 2012 were approximately $64,000 and $58,000, respectively. Forfeitures used to reduce Company contributions in 2013 were approximately $321,000.

Notes Receivable from Participants

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1–5 years or up to 15 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A reasonable interest rate will be determined for each loan by the Plan Administrator and is commensurate with prevailing rates at the issuance of loans.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan document), retirement, or the attainment of age 59  1⁄2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments at the participants election.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Stock Fund

Participants can elect to invest in the employer stock fund consisting of Greif, Inc. Class A Common Stock. The fund may also hold cash or cash equivalents as necessary to satisfy the obligations of the fund. Shares of Greif, Inc. Class A Common Stock held by the Plan are included in Common stocks on the Statements of Net Assets Available for Benefits.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by the Sponsor, to the extent not covered by Plan forfeitures.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. During 2013 and 2012, discretionary matching contributions were continued by the Sponsor. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits and assets at fair value footnote disclosure have been reclassified to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when paid.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management, investment managers, and trustees to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements. Shares of mutual funds and Greif, Inc. Class A common stock are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective funds are based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances including accrued interest, which approximate fair value.

The Wells Fargo Stable Return Fund N and Wells Fargo Stable Value Fund R invest in fully benefit-responsive investment contracts. These funds are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized according to a fair value hierarchy. Refer to Note 4 for further description.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU No. 2011-11, as amended by ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,” requires disclosure of the effect or potential effect of offsetting arrangements on the Plan’s financial position as well as enhanced disclosure of the rights of setoff associated with the Plan’s recognized assets and recognized liabilities. ASU No. 2011-11 is effective for periods beginning on or after January 1, 2013. Adoption of ASU 2011-11 did not have an impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In April 2013, the FASB issued ASU No. 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis Accounting (ASU 2013-07). ASU 2013-07 provides guidance on when and how to apply the liquidation basis of accounting. The amendment also sets forth key principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The amendments are to be applied prospectively and are effective for annual periods after December 15, 2013. The Plan expects to adopt the new guidance beginning on January 1, 2014, and the adoption of the new guidance is not expected to impact the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2013	2012
Wells Fargo Stable Return Fund N*	40,013,702	—
Vanguard Target Retirement 2020	22,459,098	—
PIMCO Total Return Fund (Inst)	20,161,418	—
Dodge and Cox Stock Fund	18,546,477	—
Vanguard Target Retirement 2030	18,163,624	—
Vanguard Institutional Index I	15,563,402	—
T. Rowe Price Mid-Cap Growth Fund	13,941,198	—
Vanguard Retirement 2040	12,397,661	—
Non-Interest-Bearing Cash	—	127,586,136
Wells Fargo Stable Value Fund R**	—	41,697,610

*	The contract value of the Wells Fargo Stable Value Fund N is disclosed in the table above. The fair value of the Plan’s investment in the Wells Fargo Stable Return Fund N was $40,333,812 at December 31, 2013. The Wells Fargo Stable Return Fund N was 100% invested in the Wells Fargo Stable Return Fund G.
**	The contract value of the Wells Fargo Stable Value Fund R is disclosed in the table above. The fair value of the Plan’s investment in the Wells Fargo Stable Value Fund R was $42,906,841 at December 31, 2012. The Wells Fargo Stable Value Fund R was 100% invested in the Wells Fargo Stable Return Fund G.

The Wells Fargo Stable Return Fund N and Wells Fargo Stable Value Fund R do not invest directly in fully benefit-responsive contracts, and therefore are not required to include in the financial statements the disclosure requirements for stable value investment funds. However, certain information is provided to assist participating plans with their audits. The Wells Fargo Stable Return Fund N is 100% invested in the Wells Fargo Stable Return Fund G. For information not included in these financial statements, refer to the financial statements of Wells Fargo Stable Return Fund G.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2013, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$2,077,155
Common collective funds	667,438
Mutual funds	25,648,712

$28,393,305

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

As described in ASC 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Wells Fargo Stable Return Fund N at December 31, 2013 and Wells Fargo Stable Value Fund R at December 31, 2012). As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment contracts and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the investment contracts is based on information reported by the issuer of the common collective trust at year-end. The contract value of the investment contracts represents contributions plus earnings, less participant withdrawals, and administrative expenses.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for investments measured at fair value. The inputs or methodology to value securities are not necessarily an indication of risk associated with investing in those securities, and there have been no changes in the methodologies used at December 31, 2013 and 2012. Mutual funds and Greif, Inc. Class A common stock are valued at quoted prices for identical assets in active markets. The estimated fair value of common collective funds are measured at net asset value, exclusive of the adjustment to contract value. The use of net asset value is deemed appropriate as the collective funds do not have a finite life, unfunded commitments or significant restrictions on redemptions.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2013 and 2012, respectively.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:(a)
Equity securities	$155,445,761	$—	$—	$155,445,761
Fixed income	27,592,864	—	—	27,592,864

Total Mutual funds	183,038,625	—	—	183,038,625
Common collective funds(b)	—	40,333,812	—	40,333,812
Money market fund(c)	—	392,644	—	392,644
Common stocks(a)	9,476,749	—	—	9,476,749

Total assets at fair value	$192,515,374	$40,726,456	$—	$233,241,830

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash	$127,586,136	$—	$—	$127,586,136
Mutual funds:(a)
Equity securities	18,906,847	—	—	18,906,847
Common collective funds(b)	—	42,906,841	—	42,906,841
Money market fund(c)	—	352,025	—	352,025
Common stocks(a)	9,777,362	—	—	9,777,362

Total assets at fair value	$156,270,345	$43,258,866	$—	$199,529,211

(a)	Valued at the closing price reported on the active market on which the individual securities are traded.
(b)	Unit value calculated based on the observable NAV of the underlying investment.
(c)	The Fund invests in a portfolio of high-quality, short-term debt securities issued by governments, corporations, banks, and other financial institutions. All of the Fund’s investments were valued using Level 2 inputs since the primary inputs include the credit quality of the issuer and short-term interest rates (both of which are observable) in addition to the use of amortized cost.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

The Plan holds units of common/collective trust funds managed by Wells Fargo, the trustee of the Plan. The Plan also invests in the common stock of Greif, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. As of December 31, 2013 and 2012, the Plan owned 180,854 and 219,716 shares of the Greif, Inc.’s Class A Common Stock with a fair value of $9,476,749 and $9,777,362, respectively. Cash dividends received from Greif, Inc. were $245,475 for the year ended December 31, 2013.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 24, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of amounts per the financial statements at December 31, 2013 and 2012, to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$240,731,778	$204,502,730
Less: Participant contributions receivable	402,175	253,997
Less: Employer contributions receivable	221,690	149,131

Net assets available for benefits per the Form 5500	$240,107,913	$204,099,602

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2013, to the Form 5500:

Employer contributions per the financial statements	$8,937,642
Less: Employer contributions receivable at December 31, 2013	221,690
Plus: Employer contributions receivable at December 31, 2012	149,131

Employer contributions per the Form 5500	$8,865,083

The following is a reconciliation of participant contributions per the financial statements for the year ended December 31, 2013, to the Form 5500:

Participant contributions per the financial statements	$11,390,890
Less: Participant contributions receivable at December 31, 2013	402,175
Plus: Participant contributions receivable at December 31, 2012	253,997

Employer contributions per the Form 5500	$11,242,712

Supplemental Schedule

Greif 401(k) Retirement Plan

EIN 436-3268123 Plan 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Investment Description	Description of Investment Including Interest Rate and Number of Shares	Current Value
Money Market Fund	392,644 shares	$392,644
Equity Securities Mutual Funds
Vanguard Target Retirement 2020	828,443 shares	22,459,098
Dodge & Cox Stock Fund	109,827 shares	18,546,477
Vanguard Target Retirement 2030	657,150 shares	18,163,624
Vanguard Institutional Index I	91, 939 shares	15,563,402
T. Rowe Price Mid-Cap Growth Fund	191,553 shares	13,941,198
Vanguard Target Retirement 2040	437,771 shares	12,397,661
MainStay Large Cap Growth I	1,121,746 shares	11,677,378
American Funds EuroPacific Growth (R6)	237,343 shares	11,636,941
DFA U.S. Targeted Value I	287,026 shares	6,535,579
Vanguard Target Retirement 2050	191,880 shares	5,409,098
Vanguard Small Cap Growth Ind Admiral S	113,935 shares	4,896,928
Vanguard Target Retirement 2025	246,663 shares	3,884,939
Touchstone Mid Cap Value Opp Inst.	415,328 shares	3,829,328
Vanguard Target Retirement 2015	206,437 shares	3,049,079
Vanguard Target Retirement 2035	149,945 shares	2,546,058
Vanguard Target Retirement 2045	30,889 shares	548,591
Parametric Emerging Markets Fund Inst. C	24,219 shares	360,382

		155,445,761
Fixed Income Mutual Funds
PIMCO Total Return Fund (Inst)	1,886,007 shares	20,161,418
Vanguard Target Retirement 2010	216,186 shares	5,534,355
Vanguard Target Retirement Income	120,222 shares	1,502,780
PIMCO Real Return/Institutional	35,945 shares	394,311

		27,592,864
Common/Collective Fixed Income Funds
Wells Fargo Stable Value Fund N *	786,959 shares	40,333,812
Common Stock
Greif, Inc. Class A Common Stock *	180,854 shares	9,476,749
Loans to Participants
Participant notes receivable	Interest rates of 4.25% to 9.25% and various due dates	6,994,398

		$240,236,228

*	Indicates parties-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF 401(k) RETIREMENT PLAN

Date: June 26, 2014	By:	/s/ Karen Lane
		Printed Name:	Karen Lane
		Title:	Plan Administrator